                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF FEBRUARY 2010

                            EZCHIP SEMICONDUCTOR LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8
Registration Statements File Nos. 333-134593, 333-148932, 333-148933, 333-164330
and 333-164331

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EZCHIP SEMICONDUCTOR LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: February 11, 2010

--------------------------------------------------------------------------------
[EZCHIP LOGO]              EZchip Semiconductor Ltd.
                           1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

CONTACT:
Ehud Helft / Kenny Green
CCG Investor Relations
ezchip@ccgisrael.com
Tel: (US) 1 646 797 2868 / 1 646 201 9246

FOR IMMEDIATE RELEASE

                   EZCHIP CONCLUDES RECORD YEAR WITH REVENUES
                             SURPASSING $40 MILLION

      FOURTH QUARTER REVENUES INCREASE 34% YEAR-OVER-YEAR TO $12.9 MILLION;
  PRESENTED SUBSTANTIAL INCREASE IN GROSS PROFIT AND OPERATING AND NET INCOME;
                    SUCCESSFULLY COMPLETED SECONDARY OFFERING

     YOKNEAM, ISRAEL, February 11, 2010 - EZchip Semiconductor Ltd. (NASDAQ:
EZCH), a leader in Ethernet network processors, today announced its results for the fourth quarter and full year ended December 31, 2009.

     FOURTH QUARTER AND FULL YEAR 2009 HIGHLIGHTS:

     o    Annual revenues for 2009 of $40.0 million, an increase of 19%
          year-over-year

     o    Fourth quarter revenues of $12.9 million, an increase of 34%
          year-over-year and 21% sequentially

     o    Fourth quarter gross margin reached 68.3% on a GAAP basis and 72.7% on a non-GAAP basis

     o    Net income, on a GAAP basis, was $14.9 million for the fourth quarter and $17.4 million for 2009 (including a tax benefit of $11.7 million, for the quarter and for 2009)

     o    Net income, on a non-GAAP basis, was $5.5 million for the fourth quarter (43% of revenues) and $14.0 million for 2009 (35% of revenues), a year-over-year increase of 110% and 105%, respectively

     o    Net cash increased by $6.6 million during the fourth quarter and by
          $19.1 million during the year reaching $67.2 million by year-end

     o    Successfully completed secondary offering and exchange transaction in
          December 2009 resulting in the share blocks held by the Company's significant shareholders being sold into the market and in EZchip
          Semiconductor owning 100% of EZchip Technologies

     FOURTH QUARTER 2009 RESULTS:

     TOTAL REVENUES in the fourth quarter of 2009 were $12.9 million, an increase of 34% compared to $9.6 million in the fourth quarter of 2008, and an increase of 21% compared to $10.7 million in the third quarter of 2009.

     NET INCOME, ON A GAAP BASIS, for the fourth quarter of 2009 was $14.9 million, or $0.58 per share (diluted), compared to net income of $1.0 million, or $0.04 per share (diluted), in the fourth quarter of 2008, and net income of
$1.8 million, or $0.07 per share (diluted), in the third quarter of 2009.

     Since the Company has established a pattern of profitability, accounting rules require the Company to create a deferred tax asset based primarily on its expected future benefit from its past net operating losses, which will be utilized over time against future taxable income. Consequently, net income in the fourth quarter of 2009 included a tax benefit of $11.7 million.

--------------------------------------------------------------------------------
[EZCHIP LOGO]              EZchip Semiconductor Ltd.
                           1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

     NET INCOME, ON A NON-GAAP BASIS, for the fourth quarter of 2009 was $5.5 million, or $0.22 per share (diluted), compared to non-GAAP net income of $2.6 million, or $0.10 per share (diluted), in the fourth quarter of 2008, and non-GAAP net income of $3.9 million, or $0.15 per share (diluted), in the third quarter of 2009.

     CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES as of December 31, 2009,
totaled $67.2 million, compared to $60.6 million as of September 30, 2009. Cash generated from operations during the fourth quarter was $5.6 million, cash used in investing activities was $0.2 million and cash provided by financing activities was $1.2 million.

     FULL YEAR 2009 RESULTS:

     TOTAL REVENUES for the year ended December 31, 2009 were $40.0 million, a
19% increase compared to $33.6 million in 2008.

     NET INCOME ON A GAAP BASIS for 2009 was $17.4 million (including a one-time tax benefit of $11.7 million), or $0.66 per share (diluted), compared to a net loss of $4.6 million, or $0.20 loss per share, in 2008.

     NET INCOME ON A NON-GAAP BASIS for 2009 was $14.0 million, or $0.54 per share (diluted), compared with non-GAAP net income of $6.8 million, or $0.27 per share (diluted), in 2008.

     ELI FRUCHTER, CEO OF EZCHIP COMMENTED, "2009 was a year of progress and achievement for EZchip both on the financial and business fronts, despite the very challenging macroeconomic environment. This year we further enhanced our market position, expanding our product portfolio, broadening our customer base, and driving greater revenues and profitability. Revenues for the year increased
19% year-over-year, crossing the $40 million mark, with gross margins reaching new levels contributing to record operating and net income. Consequently, we generated net cash of $19.1 million with close to $17 million in cash from operations, ending 2009 with over $67 million in cash and cash equivalents, and no debt."

     "On the business front, during 2009 we continued to make substantial progress with our next generation network processors, the NP-4 and our new NPA family of carrier access products. During the fourth quarter we successfully completed testing our NPA, while our next generation network processor, the
NP-4, which we believe is one of the most advanced of its kind, sampled and is now in testing with very positive results so far.

     "Looking ahead, we believe we have the product roadmap, customer base and leading market position to continue to grow our business, as products based on our processors enter the market, and our next generation processors go into production with initial revenues expected already in late 2010. Furthermore, we are constantly expanding our presence in the various Carrier Ethernet segments and we believe that we will benefit from the growth in these segments in the coming years, which will enable us to further expand and diversify our customer base."

--------------------------------------------------------------------------------
[EZCHIP LOGO]              EZchip Semiconductor Ltd.
                           1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

     CONFERENCE CALL

     The Company will be hosting a conference call later today, February 11,
2010, at 10:00am ET, 7:00am PT, 3:00pm UK time and 5:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

     To participate through live webcast, please access the corporate website,
http://www.ezchip.com, at least 10 minutes before the conference call commences.

     To participate through dial-in, please call one of the following teleconferencing numbers. Please begin placing your calls at least 15 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

     US Dial-in Number: 1 888 668 9141
     UK Dial-in Number: 0 800 917 5108
     International Dial-in Number (Israel): +972 3 918 0609
     Israel Dial-in Number: 03 918 0609

     For those unable to listen to the live call, a replay of the call will be available the day after the call under the 'Investor Relations' section of the website.

     USE OF NON-GAAP FINANCIAL INFORMATION

     In addition to disclosing financial results calculated in accordance with
United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip
Semiconductor believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with ASC
718 (originally issued as SFAS 123R), amortization of intangible assets, in-process research and development charge, benefit from (provision for) taxes on income, and net loss/ (income) attributable to noncontrolling interest.
Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.
Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

     ABOUT EZCHIP

     EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment. EZchip provides its customers with solutions that scale from 1-Gigabit to 100-Gigabits per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks.
Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on our company, visit the web site at
http://www.ezchip.com.

--------------------------------------------------------------------------------
[EZCHIP LOGO]              EZchip Semiconductor Ltd.
                           1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. FORWARD-LOOKING STATEMENTS ARE
STATEMENTS THAT ARE NOT HISTORICAL FACTS AND MAY INCLUDE FINANCIAL PROJECTIONS
AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS, STATEMENTS REGARDING PLANS,
OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND
SERVICES, AND STATEMENTS REGARDING FUTURE PERFORMANCE. THESE STATEMENTS ARE ONLY
PREDICTIONS BASED ON EZCHIP'S CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE
EVENTS. THERE ARE IMPORTANT FACTORS THAT COULD CAUSE EZCHIP'S ACTUAL RESULTS,
LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THE
RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY
THE FORWARD-LOOKING STATEMENTS. THOSE FACTORS INCLUDE, BUT ARE NOT LIMITED TO,
THE IMPACT OF GENERAL ECONOMIC CONDITIONS, COMPETITIVE PRODUCTS, PRODUCT DEMAND
AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY
STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF
HIGHLY-COMPLEX PRODUCTS AND OTHER FACTORS INDICATED IN EZCHIP'S FILINGS WITH THE
SECURITIES AND EXCHANGE COMMISSION (SEC). FOR MORE DETAILS, REFER TO EZCHIP'S
SEC FILINGS AND THE AMENDMENTS THERETO, INCLUDING ITS ANNUAL REPORT ON FORM 20-F
FILED ON MARCH 30, 2009 AND ITS CURRENT REPORTS ON FORM 6-K. EZCHIP UNDERTAKES
NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS TO REFLECT SUBSEQUENT
OCCURRING EVENTS OR CIRCUMSTANCES, OR TO CHANGES IN OUR EXPECTATIONS, EXCEPT AS
MAY BE REQUIRED BY LAW.

                          -- FINANCIAL TABLES FOLLOW --

--------------------------------------------------------------------------------
[EZCHIP LOGO]              EZchip Semiconductor Ltd.
                           1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

                            EZCHIP SEMICONDUCTOR LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                            THREE MONTHS ENDED                              TWELVE MONTHS ENDED
                                           ----------------------------------------------------       --------------------------------
                                            DECEMBER 31,       SEPTEMBER 30,        DECEMBER 31,      DECEMBER 31,        DECEMBER 31,
                                               2009                2009                2008               2009               2008
                                             UNAUDITED          UNAUDITED           UNAUDITED          UNAUDITED            AUDITED
                                           ------------        ------------        ------------       ------------        ------------

Revenues                                   $     12,874        $     10,651        $      9,585       $     40,046        $     33,566
Cost of revenues                                  3,588               2,970               3,049             11,224              11,983
Amortization of purchased technology                496                 496                 497              1,985               2,083
                                           ------------        ------------        ------------       ------------        ------------
Gross profit                                      8,790               7,185               6,039             26,837              19,500

Operating expenses:
Research and development, net                     3,361               3,361               3,438             13,243              12,953
In-process research and development
charge                                                -                   -                   -                  -               5,125
Selling, general and administrative               2,381               2,150               1,967              8,697               7,467
                                           ------------        ------------        ------------       ------------        ------------
Total operating expenses                          5,742               5,511               5,405             21,940              25,545
                                           ------------        ------------        ------------       ------------        ------------
Operating income (loss)                           3,048               1,674                 634              4,897              (6,045)
Financial income, net                               181                 232                 403                902               1,408
                                           ------------        ------------        ------------       ------------        ------------
Income (loss) before taxes on income              3,229               1,906               1,037              5,799              (4,637)
Benefit from taxes on income                     11,675                   -                   -             11,675                   -
                                           ------------        ------------        ------------       ------------        ------------
Income (loss) before noncontrolling
interest                                         14,904               1,906               1,037             17,474              (4,637)
                                           ------------        ------------        ------------       ------------        ------------
Less: Net (income) loss attributable
to noncontrolling interest                          (41)                (85)                  -                (92)                 37
                                           ------------        ------------        ------------       ------------        ------------
Net income (loss)                          $     14,863        $      1,821        $      1,037       $     17,382        $     (4,600)
                                           ============        ============        ============       ============        ============

Net income (loss) per share:
Basic                                      $       0.63        $       0.08        $       0.04       $       0.74        $      (0.20)
Diluted                                    $       0.58        $       0.07        $       0.04       $       0.66        $      (0.20)
Weighted average shares used in per
share calculation:
Basic                                        23,451,744          23,357,356          23,338,713         23,376,217          23,048,868
Diluted                                      23,584,580          23,363,095          23,342,501         23,516,260          23,048,868
                                           ------------        ------------        ------------       ------------        ------------

--------------------------------------------------------------------------------
[EZCHIP LOGO]              EZchip Semiconductor Ltd.
                           1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

                            EZCHIP SEMICONDUCTOR LTD.
                   RECONCILIATION OF GAAP TO NON-GAAP MEASURES
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                   THREE MONTHS ENDED                                   TWELVE MONTHS ENDED
                                                  ------------------------------------------------------         ---------------------------------
                                                    DECEMBER            SEPTEMBER            DECEMBER              DECEMBER            DECEMBER
                                                       31,                 30,                  31,                   31,                 31,
                                                      2009                2009                 2008                  2009                2008
                                                  ------------         ------------         ------------         ------------         ------------

GAAP GROSS PROFIT                                 $      8,790         $      7,185         $      6,039         $     26,837         $     19,500
Stock-based compensation                                    70                   51                   32                  214                  116
Amortization of purchased tangible &
intangible assets                                          496                  496                  562                2,035                2,723
                                                  ------------         ------------         ------------         ------------         ------------
NON-GAAP GROSS PROFIT                             $      9,356         $      7,732         $      6,633         $     29,086         $     22,339
                                                  ============         ============         ============         ============         ============

GAAP gross profit as percentage of revenues               68.3%                67.5%                63.0%                67.0%                58.1%
                                                  ------------         ------------         ------------         ------------         ------------
Non-GAAP gross profit as percentage of
revenues                                                  72.7%                72.6%                69.2%                72.6%                66.6%
                                                  ============         ============         ============         ============         ============

GAAP OPERATING EXPENSES                           $      5,742         $      5,511         $      5,405         $     21,940         $     25,545
Stock-based compensation:
    Research and development                              (866)                (676)                (434)              (2,908)              (1,600)
    Selling, general and administrative                   (672)                (543)                (454)              (2,223)              (1,418)
Amortization of purchased intangible
assets:
    In-process research and development
    charge                                                   -                    -                    -                    -               (5,125)
    Selling, general and administrative                   (210)                (210)                (119)                (840)                (475)
                                                  ------------         ------------         ------------         ------------         ------------
NON-GAAP OPERATING EXPENSE                        $      3,994         $      4,082         $      4,398         $     15,969         $     16,927
                                                  ============         ============         ============         ============         ============

GAAP OPERATING INCOME/(LOSS)                      $      3,048         $      1,674         $        634         $      4,897         $     (6,045)
                                                  ------------         ------------         ------------         ------------         ------------
NON-GAAP OPERATING INCOME                         $      5,362         $      3,650         $      2,235         $     13,117         $      5,412
                                                  ============         ============         ============         ============         ============

GAAP NET INCOME/(LOSS)                            $     14,863         $      1,821         $      1,037         $     17,382         $     (4,600)
Stock-based compensation                                 1,608                1,270                  920                5,345                3,134
Amortization of purchased assets                           706                  706                  681                2,875                3,198
In-process research and development charge                   -                    -                    -                    -                5,125
Benefit from taxes on income                           (11,675)                   -                    -              (11,675)                   -
Net income (loss) attributable to
noncontrolling interest                                     41                   85                    -                   92                  (37)
                                                  ------------         ------------         ------------         ------------         ------------
NON-GAAP NET INCOME                               $      5,543         $      3,882         $      2,638         $     14,019         $      6,820
                                                  ============         ============         ============         ============         ============

Non-GAAP net income per share - Diluted           $       0.22         $       0.15         $       0.10         $       0.54         $       0.27
Non-GAAP weighted average shares - Diluted*         23,688,230           23,467,558           23,358,251           23,607,890           23,075,088

* In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with ASC 718 (originally issued as SFAS
123R).

--------------------------------------------------------------------------------
[EZCHIP LOGO]              EZchip Semiconductor Ltd.
                           1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

                            EZCHIP SEMICONDUCTOR LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                           (U.S. DOLLARS IN THOUSANDS)

                                                      DECEMBER 31,     DECEMBER 31,
                                                         2009              2008
                                                       ---------        ---------
                                                      (UNAUDITED)       (AUDITED)
ASSETS
CURRENT ASSETS:
Cash, cash equivalents and marketable securities       $  67,238        $  48,115
Trade receivables, net                                     6,340            5,040
Other receivables                                          6,065              623
Inventories                                                1,533            3,884
Deferred tax asset                                         6,038                -
                                                       ---------        ---------
Total current assets                                      87,214           57,662

LONG-TERM INVESTMENTS:
Prepaid development and production costs, net                  -               50
Severance pay fund                                         4,099            3,148
Long term deferred tax asset                               5,571                -
                                                       ---------        ---------
Total long-term investments                                9,670            3,198

PROPERTY AND EQUIPMENT, NET                                  394              273

Goodwill                                                  96,276           96,276
Intangible assets, net                                     3,869            6,694
                                                       ---------        ---------
TOTAL ASSETS                                           $ 197,423        $ 164,103
                                                       =========        =========

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables                                         $   1,963        $     888
Other payables and accrued expenses                       10,218            4,220
                                                       ---------        ---------
Total current liabilities                                 12,181            5,108

LONG TERM LIABILITIES:
Accrued severance pay                                      4,779            4,081

EQUITY:
Share capital                                                140              134
Additional paid-in capital                               257,078          247,356
Accumulated other comprehensive income (loss)                507             (705)
Accumulated deficit                                      (77,262)         (94,644)
Noncontrolling interest *                                      -            2,773
                                                       ---------        ---------
Total equity                                             180,463          154,914
                                                       ---------        ---------
TOTAL LIABILITIES AND EQUITY                           $ 197,423        $ 164,103
                                                       =========        =========

* Due to initial application of ASC 810 (originally issued as SFAS 160)
"Consolidation".